UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33996

Issuer: NETS Trust, Exchange: American Stock Exchange, LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

50 South LaSalle Street, Chicago, Illinois 60603 (800) 595-9111
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Shares of beneficial interest, $0.0001 par value (See Exhibit A)
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐  17 CFR240.12d2 -2(a)(1)

☐  17 CFR240.12d2 -2(a)(2)

☐  17 CFR240.12d2 -2(a)(3)

☐  17 CFR240.12d2 -2(a)(4)

☐  Pursuant to 17 CFR240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, NETS Trust certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

NETS TRUST

Date: October 17, 2008	By:	/s/ Peter K. Ewing
	Name:	Peter K. Ewing
	Title:	Vice President

Exhibit A

Title of each class to be withdrawn	Name of Exchange on which class is to	IRS Employer Identification No.
(together, “the Funds”)	be withdrawn
NETS™ S&P/ASX 200 Index Fund	American Stock Exchange, LLC	26-1752349
(Australia)
NETS™ DAX® Index Fund (Germany)	American Stock Exchange, LLC	26-1752050
NETS™ S&P/MIB Index Fund (Italy)	American Stock Exchange, LLC	26-1854822
NETS™ FTSE Singapore Straits Times	American Stock Exchange, LLC	26-1854610
Index Fund
NETS™ FTSE/JSE Top 40 Index Fund	American Stock Exchange, LLC	26-1854601
(South Africa)
NETS™ FTSE 100 Index Fund (United	American Stock Exchange, LLC	26-1757265
Kingdom)